UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40101

BRIACELL THERAPEUTICS CORP.

(Translation of registrant’s name into English)

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Effective May 31, 2021 Charles Wiseman resigned from the board of directors of BriaCell Therapeutics Corp. (the “Company”). The resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On June 7, 2021, the Company issued a press release announcing the closing of its previously announced private placement. The press release is attached hereto as Exhibit 99.1.

Exhibit Number	Description

99.1	Press Release dated June 7, 2021, issued by BriaCell Therapeutics Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BriaCell Therapeutics Corp.

Date: June 8, 2021	By:	/s/ William V. Williams
	Name:	William V. Williams
	Title:	Chief Executive Officer